January 17, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Dillon Hagius

Re:	Cadrenal Therapeutics, Inc. Registration Statement on Form S-1, as amended File No: 333-267562 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cadrenal Therapeutics, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended, File No. 333-267562 (the “Registration Statement”), to become effective on Thursday, January 19, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Jamie L. Plisner, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Ms. Plisner at (212) 885-5298 with any questions you may have concerning this request, and please notify either Ms. Marlow or Ms. Plisner when this request for acceleration has been granted.

Very truly yours,

CADRENAL THERAPEUTICS, INC.

By:	/s/ Quang Pham
Name:	Quang Pham
Title:	Chairman of the Board and Chief Executive Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP Jamie L. Plisner, Esq., Blank Rome LLP